Freight Management Corp.
                                    Suite 200
                                8275 Eastern Ave
                              Las Vegas, NV, 89123

August 21, 2009

Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington D.C. 20549

Re: Freight Management Corp.
    Form 10-K for the year ended December 31, 2008
    File No. 000-53127

Dear Sir:

We are writing in response to your comment letter dated August 4, 2009, in connection with the above-referenced filing

Item 9A. Controls and Procedures

1. Please revise this section to include not only your assessment of Internal Control over Financial Reporting, but also your assessment of Disclosure Controls and Procedures, as required by Item 307 of Regulation S-K.

     * We have revised this section to include our assessment of Disclosure Controls and Procedures.

Report of Independent Registered Public Accounting Firm, page F-2

2. Please file an amended Form 10-K to include an accounting report as of and for the period ended December 31, 2007. The report currently included does not reference such date.

     * Our 10-K/A1 includes an accounting report issued by Seale and Beers CPA's as of and for the period ended December 31, 2007.

Please note that Seale and Beers replaced Moore and Associates as our auditor due to the retirement of Moore. We filed an 8-k regarding the replacement on August 6, 2009.

Note 2 -- Summary of Significant Accounting Practices

Website Costs, page F-8

3. Please tell us how your treatment of website costs is in accordance with EITF 00-2. Include in your response a break down of the particular components of the $4,000 gross balance and provide us with detailed support for your conclusion that these costs should not have been expensed as incurred.

     * We have revised Note 2 "Website Costs" to discuss the treatment of our website costs in accordance with EITF 00-2.

Our capitalized website costs of $4,000 consist of the following paid to third party developers:

     *    Domain name registration -                                      $  300

     *    Design of website graphics,  page design and layout,
          and installation of the website                                  1,200

     *    User interface for name registration,  password
          generation for website use,  and website  user
          query  capture and  retrieval  interface  (for
          future use with our future  online  freight
          logistics  query  system)                                        2,500
                                                                          ------
                                                                          $4,000
                                                                          ======

We reviewed EITF 00-2 and SOP 98-1 previously when these costs were incurred and believe that capitalization of these costs is the appropriate treatment.

Certifications

4. Your certifications should be expanded to also address internal control over financial reporting. Refer to Item 4 of the certification and to section (b) thereunder for guidance.

     * Exhibit 31.1 and 31.2 certifications have been expanded to address internal control over financial reporting.

Please also note that we have added a detailed "Explanatory Note" immediately after the Table of Contents in our 10-K/A1 which provides a detailed explanation of the above noted changes for our readers.

We also acknowledge that:

     1. the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely;


/s/ Gerald Lewis
------------------------------------------
Gerald Lewis
Principal Accounting and Financial Officer